Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

9 November 2017

NEW EFTILAGIMOD ALPHA (LAG-3Ig or IMP321) DATA FOR PRESENTATION AT THE SOCIETY FOR IMMUNOTHERAPY OF CANCER (SITC) 2017 ANNUAL MEETING

SYDNEY, AUSTRALIA—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”) is pleased to announce the presentation of new data from its TACTI-mel Phase I clinical trial in Australia investigating the use of eftilagimod alpha (LAG-3Ig or IMP321), the Company’s lead product candidate, in combination with pembrolizumab (KEYTRUDA) in unresectable or metastatic melanoma patients.

The data will be presented in the poster titled “Pushing the accelerator and releasing the brake: testing the soluble LAG-3 protein (IMP321), an antigen presenting cell activator, together with pembrolizumab in unresectable or metastatic melanoma” (Poster Number P259) for the first time at the Society for Immunotherapy of Cancer (SITC) 2017 Annual Meeting, to be held on November 10-12, 2017 at the Gaylord National Hotel & Convention Center in National Harbor, Maryland. Eftilagimod alpha, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses.

“The data to be presented at the SITC meeting is very encouraging and demonstrates that anti-tumor activity was observed in patients following the administration of eftilagimod alpha in combination with pembrolizumab. Furthermore, it is important to note that prior to coming into this study, these patients were treated with pembrolizumab monotherapy and did not achieve a meaningful therapeutic benefit from this treatment,” stated Dr. Frédéric Triebel, Prima’s Chief Scientific Officer and Medical Officer.

The patients eligible to participate in the TACTI-mel Phase 1 clinical trial are those that have either had a suboptimal response or had disease progression with KEYTRUDA monotherapy as a first-line of treatment. 12 patients from the first two cohorts of the trial were treated with 1 and 6mg doses of eftilagimod alpha respectively. The third cohort of patients, being treated with 30 mg doses, is ongoing.

Dr. Frédéric Triebel further commented, “The data also supports the hypothesis that there is a therapeutic synergy when administering an APC activator, which enhances anti-tumor T cell production, in combination with a checkpoint inhibitor, which releases the brake on the T cells.”

The presentation at the SITC conference includes the following results:

•	Combination of eftilagimod alpha (1 and 6 mg) and pembrolizumab in advanced metastatic melanoma patients is safe and well tolerated;

•	Anti-tumor activity (tumor reduction) was observed in 7/12 patients (58%) in this study; prior to the study all of these patients either had a suboptimal response or had disease progression when treated with the pembrolizumab monotherapy;

•	Data presented supports the hypothesis that combining an APC activator (IMP321) with a checkpoint inhibitor (pembrolizumab) results in a therapeutic synergy and a potential clinical benefit over a checkpoint inhibitor monotherapy;

•	Data presented supports further investigation of IMP321 in combination with PD-1/ PD-L1 checkpoint inhibitors in different tumor types.

Marc Voigt, Prima’s Chief Executive Officer, added, “We believe the positive data, taken together with the excellent safety profile of eftilagimod alpha and data from our ongoing clinical trial in metastatic breast cancer, further validate the therapeutic utility of modulating the LAG-3 immune control mechanism. We are very pleased with the clinical progress of eftilagimod alpha and look forward to presenting additional data from the TACTI-mel clinical trial and exploring the potential therapeutic benefit of combining it with other checkpoint inhibitors in other solid tumors.”

A copy of this SITC poster presentation is available on Prima’s website in the Presentations section of the Investors tab at http://primabiomed.com.au/investor/presentations.php

Prima BioMed

Prima BioMed is a globally active biotechnology company that is a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is eftilagimod alpha (LAG-3Ig or IMP321), based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. Eftilagimod alpha is the International Nonproprietary Name (INN) for IMP321. Each INN is a unique name that is globally recognized to identify pharmaceutical substances or active pharmaceutical ingredients, and is regulated by the World Health Organisation (WHO).

Eftilagimod alpha, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. Eftilagimod alpha is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Prima BioMed is listed on the Australian Securities Exchange (PRR) and on the NASDAQ (PBMD) in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Prima Biomed

+1 (917) 860-9404; jay.campbell@primabiomed.com.au

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com